[BC Letterhead]
November 16, 2007
Via EDGAR and By Courier
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3561

Attention:	Max A. Webb Assistant Director

Re:	Gulfstream International Group, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 30, 2007 File No. 333-144363
Dear Mr. Webb:
     We are writing this letter on behalf of Gulfstream International Group, Inc. (the “Company” or the “Registrant”) in response to the letter of the Staff of the Commission (the “Staff”) dated November 14, 2007 regarding the above-referenced filing.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 5 to the Registration Statement, together with a copy which is marked to show the changes from the previous filing.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Debt and Other Contractual Obligations, page 42
1.	We note from your revised disclosure that if the net proceeds anticipated by this offering are not available by November 15, 2007 you will be required to secure additional short-term financing to cover your additional cash requirements during your seasonally weak period. In this regard, please expand your disclosure to provide the nature and amount of each cash requirement you will need to cover with additional short-term financing until this offering is completed. Also, disclose the source of the short-term financing and the reason why you believe such short-term financing would be readily available.
          Response: The Company has sufficient cash such that it will not need the net proceeds anticipated from the offering to cover its cash requirements. The Company is no longer in its seasonal period of weakest demand and no longer anticipates a need for short-term financing to cover additional cash requirements in the future. Accordingly, the Company has revised its disclosure to clarify that it now has sufficient cash without additional short-term financing.

Critical Accounting Policies
Revenue Recognition, page 45
2.	Please update your revenue recognition critical accounting policies, consistent with the revisions made on page F-18 and F-19.
          Response: The Company has revised its disclosure of its critical accounting policies on page 45 to update its revenue recognition policies, consistent with the revisions made on pages F-18 and F-19.
Stock-Based Compensation, page 45
3.	We note your response to our prior comment 8, but do not believe you have fully addressed the comment. As previously requested, please provide a discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of your stock options as of the date of each grant (i.e., May 31, 2006 and January 26, 2007) and the estimated mid-range IPO price of $9.00 per share. See paragraph 182 of the AICPA’s Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” for guidance.
          Response: The increase from the $5.00 per share fair value as of each stock option grant date (i.e. May 31, 2006 and January 26, 2007) to the estimated IPO valuation of $9.00 per share is largely attributable to two principal factors:
•	The first factor is the liquidity-driven valuation premium inherently available to a company as it transitions from privately-held to publicly-traded status. The Company’s current public-company valuation metrics of earnings before interest, taxes, depreciation, amortization and rent (EBITDAR) to Enterprise Value and, to a lesser extent, its price earnings ratio supports the estimated IPO price per share, when compared to a peer group of publicly traded airlines (with an appropriate discount for an IPO).

•	The second factor relates to the Company’s growth prospects, which have improved since the beginning of 2007. Market dynamics, competitive forces and record-high fuel prices have combined to create growing market opportunities for cost-efficient, small-capacity turboprop carriers like Gulfstream. The competitive environment in the airline industry has led large legacy air carriers to increasingly focus on international growth, while shrinking or consolidating domestic airport hubs. At the same time, large regional air carriers are continuing to increase the average size of their jet aircraft in order to backfill larger domestic routes abandoned by the legacy carriers, while at the same time abandoning smaller markets themselves. As a result of these factors, since January 2007:

•	several regional competitors have withdrawn service in certain markets in which we operate profitably,

•	the number of unserved and under-served market opportunities suitable for turboprop aircraft continues to grow,

•	the number of competitors operating small-capacity turboprop aircraft declined during 2007 and is expected to decline further in 2008, and

•	the market value of turboprop aircraft has risen as demand for turboprop aircraft has increased with the record rise in fuel prices throughout 2007.
Legal Proceedings, page 60
4.	We note the counterclaim in relation to the lawsuit sought by the Academy. Please confirm that the primary relief sought in the counterclaim is damages in an amount not exceeding ten percent of the current assets of the company and its subsidiaries on a consolidated basis. Alternatively, please provide the information related to the counterclaim referred to in Item 103 of Regulation S-K.
          Response: The Company confirms that the relief sought in the counterclaim is money damages, but the amount has not been plead with specificity other than the jurisdictional amount of greater than $10,000. The Company believes that the amount of the counterclaim will not exceed ten percent of the current assets of the Company and its subsidiaries on a consolidated basis. Further, we note that the counterclaim is against a subsidiary of the Company and not against the Company itself.
Unaudited Pro Forma Financial Statements, page P-1
5.	Reference is made to footnote 4 on page P-4. Since your pro forma adjustment gives effect to the redemption of the $3.32 million 12% subordinated debentures as if it occurred on January 1, 2006, please revise your pro forma interest expense adjustment to reverse the interest expense, amortization of deferred debt costs and amortization of debt discount related to the $3.32 million 12% subordinated debentures recognized between March 14, 2006 and December 31, 2006, rather than how it is currently presented. Please similarly revise the amount disclosed as interest expense related to subordinated debentures on page F-25.
          Response: In response to the Staff’s comment, the Company has revised footnote (4) on pages P-2 and P-4 related to the pro forma interest expense adjustment to reverse the interest expense, amortization of deferred debt costs and amortization of debt discount related to the $3.32 million 12% subordinated debentures recognized between March 14, 2006 and both September 30, 2006 and December 31, 2006. The related disclosure on page F-25 was also revised.

Financial Statements
Note 17. Related-Party Transactions, page F-37
6.	We note your response to our prior comment 24. In this regard, please clearly state in your notes to your financial statements that you have assessed the impact of FIN 46(R) as it relates to GAC and “that in your opinion, compliance with the consolidation or disclosure requirements of FIN 46(R) as it relates to GAC would not materially impact the consolidated financial statements of the Company.” Also, disclose that you will continue to assess the impact of FIN 46(R) at each future reporting period, as confirmed by you on the November 1, 2007 conference call with the staff.
          Response: The Company has revised the notes to its financial statements to state that it has assessed the impact of FIN 46(R) as it relates to GAC, that compliance with FIN 46(R) as it related to GAC will not materially impact the consolidated financial statements of the Company, and that the Company will continue to assess the impact of FIN46(R) at each future reporting period.
Other
7.	In the event of a delay in the effectiveness of your Form S-1 registration statement, please update the financial statements pursuant to Rule 3-12 of Regulation S-X.
          Response: The Company has updated the financial statements to include results for its quarter and nine-months ending September 30, 2007, and will continue to update its financial statements as appropriate pursuant to Rule 3-12 of Regulation S-X.
*           *           *
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2439, C. Brendan Johnson at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or any of us by fax at 312-602-5050.
Very truly yours,
/s/ Melanie P. Rheinecker

Melanie P. Rheinecker

cc:	Jeffrey Jaramillo
Securities and Exchange Commission
Jean Yu
Securities and Exchange Commission
Jason Wynn
Securities and Exchange Commission
David Hackett
Gulfstream International Group, Inc.
Robert Brown
Gulfstream International Group, Inc.
John Guttilla
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

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